UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                           1MAGE SOFTWARE, INC.
                             (Name of Issuer)

                      Common Stock, $.004 par value)
                      (Title of Class of Securities)

                                45244 M 102
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                             Coudert Brothers
                    950 Seventeenth Street, Suite 1000
                          Denver, Colorado 80202
                              (303) 607-0888
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              August 27, 2001
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


CUSIP No. 45244 M 102

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Spencer D. Lehman

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     PF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     U.S.

Number of Shares         7)  Sole Voting Power       300,638
Beneficially Owned       8)  Shared Voting Power           0
By Each Reporting        9)  Sole Dispositive Power  300,638
Person With             10)  Shares Dispositive
                              Power                        0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     300,638

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row (11)

     9.6%

14)  Type of Reporting Person

     IN

                               SCHEDULE 13D
                              AMENDMENT NO. 4
                             SPENCER D. LEHMAN


Item 1    Security and Issuer

          $.004 par value Common Stock ("the Shares") of 1mage Software, Inc. (the "Company"), 6025 S. Quebec Street, Suite 300,
          Englewood, Colorado 80111

Item 2    Identity and Background

          (a)  Name:     Spencer D. Lehman

          (b)  Residence 26671 Latigo Shores
               Address:  Malibu, California 90265

          (c)  Principal
          Occupation:    Registered Representative
                         InterFirst Capital
                         10866 Wilshire Blvd., 4th Floor
                         Los Angeles, California 90024

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          As of August 27, 2001, Mr. Lehman had made four additional purchases of 20,032 Shares with personal funds in the aggregate amount of $12,101.58. (See Item 5).

Item 4.   Purpose of Transaction

          The Shares were acquired for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a)  300,638 Shares of Common Stock (9.6%) beneficially owned.

          (b) Number of Shares as to which there is sole power to vote - 300,638; shared power to direct the vote - 0; sole power to direct the disposition - 300,638; shared power to direct the disposition - 0.

          (c) Mr. Lehman purchased 3,900 Shares at $.65 per Share on April 17, 2001, 4,957 Shares at $.69 on April 18, 2001, 10,175
          Shares at $.55 on August 23, 2001, and 1,000 Shares at $.55 on August 27, 2001 through brokerage transactions at InterFirst Capital.

          (d)  None.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 9-5-, 2001                   /s/Spencer D. Lehman
                                   Spencer D. Lehman